

September 6, 2013

<u>Via E-mail</u>
Michael R. Rosa
Chief Executive Officer
Environmental Science and Technologies, Inc.
4 Wilder Drive #7
Plaistow, New Hampshire 03865

   Re: Environmental Science and Technologies, Inc.
     Amendment No. 1 to Current Report on Form 8-K
     Filed August 28, 2013
     File No. 0-54758

Dear Mr. Rosa:

  We have reviewed your amended filing and have the following comment.

  Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Be advised that after reviewing the information you provide in response to this comment, we may have additional comments.

1. In your responses to the comments in our prior letter dated July 10, 2013, you refer to "material revenues" realized by the company as well as "extensive" international sales activities. You also mention such activities as hiring of employees, "engaging" consultants and advisors, as well as "offering products and services." Please provide additional detail in your response to us regarding the status of your operations, with quantification where possible. Approximate numbers or estimates are adequate. For example, quantify the amount of revenues received, the number of employees hired and consultants engaged. Confirm that when you refer to "offering" the products discussed in your disclosure, these products have been manufactured and are available for sale.

  You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

        Sincerely,

        /s/ Celeste M. Murphy for

        Larry Spirgel
        Assistant Director